UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 W. Sahara Avenue

Las Vegas, Nevada 89102

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 295,863

	8.	Shared Voting Power 3,929,826

	9.	Sole Dispositive Power 295,863

	10.	Shared Dispositive Power 3,929,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,225,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 126,165

	8.	Shared Voting Power 3,929,826

	9.	Sole Dispositive Power 126,165

	10.	Shared Dispositive Power 3,929,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,055,991

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

                Title of class of equity securities:  Common Stock, par value $.01 per share

                Name and address of issuer:  Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada  89102

                This Amendment No. 18 to Schedules 13D filed June 10, 1993 for each of Blake L. Sartini and Delise F. Sartini (the “Reporting Persons”) is made to reflect the decrease in beneficial ownership by the Reporting Persons since the date of Amendment No. 16 to the Schedules 13D filed October 14, 2004 as a result of (i) certain open market dispositions of common stock by the Reporting Persons since the date of Amendment No. 16 as described in Items 5(C) below and (ii) gifts of shares of common stock to trusts over which the Reporting Persons have no voting or dispositive power, offset by gifts of shares of common stock to trusts over which the Reporting Persons do have voting or dispositive power.

Item 2.  Identity and Background

(i)            (A)          Name:  Blake L. Sartini

                (B)          Business address:  5110 South Valley View, Las Vegas, NV  89118

                (C)          Principal occupation and business address:  Chief Executive Officer, Golden Gaming, Inc., 5110 South Valley View, Las Vegas, NV  89118

                (D)          Criminal proceedings:  No

                (E)           Civil proceedings:  No

                (F)           Citizenship:  United States

(ii)           (A)          Name:  Delise F. Sartini

                (B)          Business address:  N/A

                (C)          Principal occupation and business address:  N/A

                (D)          Criminal proceedings:  No

                (E)           Civil proceedings:  No

                (F)           Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration

                See Item 5(c) below.

Item 4.  Purpose of the Transaction

                The securities reported were disposed of as a result of certain open market transactions and gifts of shares of common stock to trusts over which the Reporting Persons have no voting or dispositive power, offset by gifts of shares of common stock to trusts over which the Reporting Persons do have voting or dispositive power.  The remaining securities beneficially owned by the Reporting Persons are being held for investment purposes.  At any time, the Reporting Persons may determine to dispose of some or all of the common stock they hold, subject to applicable law.  The Reporting Persons may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5.  Interest in Securities of the Issuer

Blake L. Sartini

                (A)          Aggregate shares and percentage beneficially owned:

                                4,225,689 (6.4%)

                (B)          Sole voting and dispositive power:  295,863

                                Shared voting and dispositive power:  3,929,826

                (C)          Transactions effected during past sixty days:

On September 21, 2004, the Reporting Persons transferred beneficial ownership of 415 shares and 370 shares of common stock in separate transactions as gifts to trusts for the benefit of relatives of the Reporting Persons over which the Reporting Persons do not have voting or dispositive power.

On October 4, 2004, the Reporting Persons (i) sold 45,000 shares of common stock in an open market sale at a price of $50.005 per share and (ii) sold 22,500 shares of common stock in an open market sale at a price of $50.75 per share.

On October 19, 2004, the Reporting Persons (i) sold 32,500 shares of common stock in an open market sale at a price of $50.3805 and (ii) sold 25,400 shares of common stock in an open market sale at a price of $50.5039 per share.

On October 21, 2004, the Reporting Persons sold 74,600 shares of common stock in an open market sale at a price of $51.101 per share.

On October 27, 2004, the Reporting Persons sold 50,000 shares of common stock in an open market sale at a price of $51.0718 per share.

On November 9, 2004, the Reporting Persons sold 25,000 shares of common stock in an open market sale at a price of $53.422 per share.

On November 10, 2004, the Reporting Persons (i) sold 35,000 shares of common stock in an open market sale at a price of $54.3332 per share and (ii) sold 50,000 shares of common stock in an open market sale at a price of $54.3698 per share.

On November 11, 2004, the Reporting Persons sold 20,000 shares of common stock in an open market sale at a price of $54.9279 per share.

On November 18, 2004, the Reporting Persons sold 12,000 shares of common stock in an open market sale at a price of $55.1356 per share.

Delise F. Sartini

                (A)  Aggregate shares and percentage beneficially owned:

                                4,055,991  (6.1%)

                (B)          Sole voting and dispositive power:  126,165

                                Shared voting and dispositive power: 3,929,826

                (C)          Transactions effected during past sixty days:

                                On September 21, 2004, Mrs. Sartini acquired beneficial ownership of 370 shares of common stock as a result of a gift to a trust for the benefit of relatives of Mrs. Sartini over which Mrs. Sartini has voting or dispositive power.

                                On September 22, 2004, Mrs. Sartini acquired beneficial ownership of 474 shares and 400 shares of common stock in separate transactions as a result of gifts to trusts for the benefit of relatives of Mrs. Sartini over which Mrs. Sartini has voting or dispositive power.

                                See activity of the Reporting Persons above in Item 5(C) for Mr. Sartini which include transactions involving stock owned beneficially by both Mr. and Mrs. Sartini.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                None.

Item 7.  Material to be Filed as Exhibits

                None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2004
Date
/s/ Blake L. Sartini
Signature
Blake L. Sartini
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2004
Date
/s/ Delise F. Sartini
Signature
Delise F. Sartini
Name/Title